UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ABS-15G

ASSET-BACKED SECURITIZER
REPORT PURSUANT TO SECTION 15G OF
THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

☒ Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period:

January 1, 2014 to December 31, 2014

Date of Report (Date of earliest event reported): **February 13, 2015**

Chesapeake Funding LLC[1]
(Exact name of securitizer as specified in its charter)

025-00632	**0001117392**
(Commission File Number of securitizer)	(Central Index Key Number of securitizer)

Paul V. Danielson
(410) 771-1900
(Name and telephone number, including area code, of the person
to contact in connection with this filing)

Indicate by check mark whether the securitizer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1): ☐

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i): ☐

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii): ☒

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(1) Chesapeake Funding LLC, as securitizer, is filing this Form ABS-15G in respect of all asset-backed securities sponsored by it and outstanding during the reporting period in the vehicle lease asset class.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE FUNDING LLC

Date: February 13, 2015

By: /s/ Nav Swamy

Name: Nav Swamy

Title: Treasurer